MIDWAY GAMES INC.
2704 West Roscoe Street
Chicago, Illinois 60618
773.961.2850 fax 773.961.2299

June 26, 2003

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Midway Games Inc.—Rule 477 Application to Withdraw Registration Statement on Form S-3 (File No. 333-69768)

Ladies and Gentlemen:

        On behalf of Midway Games Inc. (the "Company"), pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw the Company's Registration Statement on Form S-3 (File No. 333-69768) filed on September 21, 2001 and amended by Amendment #1 filed on October 10, 2001 (the "Registration Statement"). The reason for withdrawing the registration statement is that the common stock registered on the registration statement will not be issued, because the convertible preferred stock to which the common stock related has been redeemed. The Company has not and will not offer or sell any securities covered by the Registration Statement.

        Please do not hesitate to contact the undersigned with any questions or comments at 773/ 961-2850.

Very truly yours,
MIDWAY GAMES INC.
By:	/s/ DEBORAH K. FULTON Deborah K. Fulton Senior Vice President, Secretary and General Counsel